Alexco Resource Corp.
Management’s Discussion and Analysis
For the three month period ended September 30, 2009

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated November 12, 2009 and provides an analysis of Alexco’s unaudited interim consolidated financial results for the three month period ended September 30, 2009 (“F2010-Q1”) compared to the same period in the previous year (“F2009-Q1”).

The following information should be read in conjunction with the Corporation’s September 30, 2009 unaudited interim consolidated financial statements with accompanying notes (“F2010-Q1 Interim F/S”) and with the Corporation’s audited consolidated financial statements with accompanying notes and related MD&A for the year ended June 30, 2009, which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All dollar figures are expressed in Canadian dollars unless otherwise stated. The accounting policies have been consistently followed in preparation of these consolidated financial statements as outlined in the Corporation’s June 30, 2009 audited consolidated financial statements, subject to the effects if any of the adoption of new accounting standards as outlined in the F2010-Q1 Interim F/S. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com or on SEDAR at www.sedar.com.

Except where specifically indicated otherwise, technical information included in this MD&A regarding Alexco’s mineral properties has been prepared by or under the supervision of Stan Dodd, LG (Wash), Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Overall Performance

During the three months ended September 30, 2009, Alexco continued to advance the exploration and development of its mineral property interests in the Keno Hill silver district, particularly with respect to the Bellekeno property. A total of $3,642,000 in exploration and acquisition cost was incurred in respect of its mineral properties, substantially all in the Keno Hill silver district holdings and at the Bellekeno property in particular. Most significantly, this progress enabled the completion of a favourable Development Plan for the Bellekeno mine in early November, on the basis of which Alexco’s board of directors has approved the initiation of construction activity.

In its consulting and environmental services business, Alexco realized revenues of $1,512,000 during the three months ended September 30, 2009 compared to $1,537,000 during the same period in 2009. Gross margin from its consulting group was 31.6% for the current quarter, compared to 33.7% in 2008.

The Corporation’s cash and cash equivalents at September 30, 2009 totaled $8,189,000 compared to $10,045,000 at June 30, 2009, with substantially all of the decrease reflecting Alexco’s investment in the exploration and development of its Keno Hill mineral properties.

Net working capital plus the unexpended balance of Silver Wheaton Corp. (“Silver Wheaton”) deposit payments included in restricted cash and deposits totaled $8,454,000 compared to $13,343,000 at June 30, 2009. At September 30, 2009, the amount of restricted cash and deposits available only for expenditure on the Bellekeno property under the Corporation’s silver purchase agreement with Silver Wheaton totaled $961,000.

Results of Operations

Keno Hill Silver District

Substantially all of the Corporation’s exploration activities during the three months ended September 30, 2009 have been conducted on its Keno Hill silver district properties. The Keno Hill mining district is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). In 2007 and 2008, the Corporation entered into negotiation and cooperation agreements with FNNND which cover all of the Corporation’s exploration, environmental care and maintenance and closure remediation activities in the district, and provide a framework for negotiating a comprehensive cooperation and benefit agreement should the Corporation make a decision to develop a mine in the district.

The district consists of approximately 23,350 hectares of mining leases, quartz claims and crown grants. The district has numerous occurrences of mineral deposits and prospects, including over 30 historic mines. The Yukon Government's published Minfile database states that between 1941 and 1989, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.52 ounces per ton silver, 5.62% lead and 3.14% zinc. Mine operations closed down in 1989 when United Keno Hill Mines Limited put the district on care and maintenance in the face of rising costs and environmental regulatory pressures.

Bellekeno Property

A significant component of the Corporation’s exploration activities in the Keno Hill district have been focused on the Bellekeno historic mine area, and in a news release dated November 11, 2009 entitled “Alexco Completes Positive Bellekeno Mine Development Plan, Silver Wheaton Concurs – Initiation of Construction Approved”, Alexco announced the completion of a positive Development Plan for the Bellekeno mine. The Development Plan incorporates the terms of Alexco’s agreement with Silver Wheaton, and outlines a project with a pre-tax net present value to Alexco of $31.9 million over an initial mine life of approximately four years. Silver Wheaton has provided Alexco with written confirmation of their acceptance that the Development Plan is favourable, and Alexco’s board of directors has authorized the initiation of construction activity in anticipation of full mine production in the third quarter of 2010.

The Development Plan is a comprehensive study describing the proposed mining methods and proposed mineral processing methods, as well as expected metallurgical recoveries, engineering design of mill and mine facilities, permitting requirements, environmental impacts and other factors relevant to the construction and operation of the proposed mine. The Plan encompasses an updated mineral resource estimate for Bellekeno on which the proposed mining plan is based, as well as an economic analysis of the project.

The pre-tax results of the economic analysis of the project are summarized as follows:

Cumulative undiscounted net cash flows CAD$ NPV (pre-tax) at 8% CAD$ Alexco Payback Period years	Base Case Scenario - Consensus Forward- Looking Metal Prices and Exchange Rates [1] $38.3 million $31.9 million 0.5	Current Metal Prices [2] $70.2 million $57.7 million 0.25	Three-Year Historical Averages [3] $52.2 million $42.7 million 0.5	Wardrop Assumed Prices [4] $38.3 million $31.2 million 0.5

Notes:

1.

Based on metal prices of US$15.16 per ounce for silver, US$996 per ounce for gold, US$0.72 per pound for lead and US$0.85 per pound for zinc and a USD/CAD exchange rate of $0.92, representing consensus average metal price and currency exchange forecasts as of November 6, 2009 as published publicly by a basket of independent Canadian investment analysts and compiled by Alexco.

2.

Based on metal prices of US$17.39 per ounce for silver, US$1,097 per ounce for gold, US$1.02 per pound for lead and US$0.98 per pound for zinc and a USD/CAD exchange rate of $0.93, representing current metal prices and currency exchange as of November 6, 2009.

3.

Based on metal prices of US$14.04 per ounce for silver, US$813 per ounce for gold, US$0.94 per pound for lead and US$1.10 per pound for zinc and a USD/CAD exchange rate of $0.91, representing three-year historical averages as reported from the London Metal Exchange and the Bank of Canada.

4.

Based on metal prices of US$13.50 per ounce for silver, US$800 per ounce for gold, US$0.90 per pound for lead and US$0.90 per pound for zinc and a USD/CAD exchange rate of $0.92, representing metal prices and currency exchange assumed by Wardrop Engineering Inc.

Under the Development Plan, average net smelter return over the life of mine (“LOM”) is estimated at $458 per tonne mined, including $535 per tonne mined over the first two years. Average operating costs over the LOM are estimated to be $287 per tonne mined, including mining, milling, general and administrative costs and royalty payments, yielding an LOM operating margin of $171 per tonne, with average operating costs over the first two years estimated to be C$287 yielding an operating margin of C$248. Accounting for mining dilution and recovery, a total of 321,941 tonnes containing an estimated 871 grams per tonne silver, 9.5% lead and 5.6% zinc are included in the current LOM mining plan. Processing will utilize a standard lead and zinc differential flotation process incorporating dry stack tailings technology, with the processing plant carrying a design capacity of 408 tonnes per day. Mining and milling operations will be carried out year-round at a base-plan production rate of 250 tonnes per day, with mining carried out by a mining contractor using predominantly cut-and-fill mining methods augmented with some minor shrink stoping to optimize high grade mineralization extraction and reduce dilution. Mined-out stopes will be backfilled with a cemented blend of development waste rock and the pyritic component of dry filtered tailings backhauled from the processing plant.

Total construction and development capital to achieve commercial production is estimated to be $41.6 million, including a contingency factor of approximately 16%. Of this, US$35 million (CAD$38.0 million at an estimated exchange rate of $0.92) will be funded by Silver Wheaton under its silver purchase agreement with Alexco. The economic analysis reflects 25% of the silver production being sold to Silver Wheaton at US$3.90 per ounce, in accordance with the silver purchase agreement. The remaining US$35 million to be funded by Silver Wheaton will be received on a monthly draw-down basis subject to certain conditions including Alexco having sufficient committed funds available to complete construction and achieve production within specified time frames. The primary condition to draw-down under the silver purchase agreement was the delivery to Silver Wheaton of the Development Plan and their acceptance that it was favourable, and this condition has now been met.

The updated mineral resource estimate for Bellekeno is summarized as follows:

Resource Category Indicated Total Indicated Inferred	Zone Southwest 99 East All East	Tonnage [tonnes] 215,800 91,700 93,500 401,000 111,100	Silver [grams per tonne] 997 995 672 921 320	Lead [%] 12.6 7.5 3.9 9.4 3.1	Zinc [%] 7.2 4.2 6.9 6.5 17.9	Contained Silver [ounces] 6,917,000 2,933,000 2,020,000 11,870,000 1,143,000

Notes:

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
2.	Based on an NSR cut-off of US$185 per tonne, calculated on an in-situ (undiluted) basis. Metallurgical recoveries are applied.
3.	The effective date of this resource estimate is November 9, 2009.

The updated resource estimate has been determined using a three-dimensional block model constrained by wireframe, integrating underground chip sample and drill core data for all three resource zones (Southwest, 99 and East). The drilling database includes 7,333 meters of underground diamond drilling in 132 holes as well as 1,666 meters of surface diamond drilling carried out during 2009 to infill the shallower portions of the East and 99 zones, plus approximately 10,277 meters of surface diamond drilling completed by Alexco prior to 2009. Also during 2009, underground geologic mapping was undertaken at multiple points in the historical workings, focused on structure and mineralization as well as hangingwall and footwall lithologies. Following geostatistical analysis and variography, metal grades were estimated separately into block models for each zone using an inverse distance squared methodology. All data has been verified and validated by Alexco in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and with NI 43-101 guidelines. All mineral resources have been estimated following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and with NI 43-101 guidelines.

For purposes of NI 43-101, the Development Plan is considered an update to the preliminary economic assessment released by Alexco in July 2008 (see news release dated July 9, 2008 entitled “Alexco Releases Positive Preliminary Economic Assessment on Bellekeno Deposit, First of Several Potential Silver Production Opportunities in the Keno Hill Silver District”) and the resource estimate released in January 2008 (see news release dated January 30, 2008 entitled “Alexco Outlines New Zinc-Silver Zone at Bellekeno and Updates Resource Estimate”). The proposed mining plan and economic analysis under the Development Plan are based entirely on indicated resources. The Development Plan has been prepared by an integrated team of personnel from Alexco, Wardrop Engineering Inc. (“Wardrop”) and SRK Consulting (Canada) Inc. (“SRK”). The updated mineral resource estimate for Bellekeno has been prepared by Alexco under the responsibility of Stan Dodd, L.Geo., Vice President, Exploration and Vince Scartozzi, L.Geo., Chief Mine Geologist, with the analysis of specific gravity and variography performed by SRK under the responsibility of David Keller, P.Geo. The mining plan has been prepared by SRK, with geotechnical study and design and the ground control management plan prepared under the responsibility of Bruce Murphy, FSAIMM, and mine design and estimation of minable resources prepared under the responsibility of Ken Reipas, P.Eng. All other components of the Development Plan, including design and costing of infrastructure, mineral processing and the economic analysis, have been prepared by Wardrop under the responsibility of Hassan Ghaffari, P.Eng. David Keller, Bruce Murphy, Ken Reipas and Hassan Ghaffari are Independent of Alexco as defined by NI 43-101.

In February 2009, Alexco filed its Bellekeno mine project proposal under the Yukon Environmental and Socioeconomic Assessment Act (Canada) (“YESAA”). The filing and consequential evaluation of the project proposal under YESAA is part of the regulatory process that governs the eventual issuance of the Quartz Mining License and Type A Water Use License, being the primary permits Alexco will require to commence commercial operations at the Bellekeno mine. The YESAA recommendation report was received in June 2009, and in July the Yukon Government issued a positive decision document agreeing with the recommendation of the YESAA report that the Bellekeno project should proceed.

Based on this decision document, the Yukon Government is now in the process of drafting the terms of the Quartz Mining License for the Bellekeno Mine and its issuance is anticipated in the very near future and prior to the end of calendar 2009. A Type A Water Use License application was submitted to the Yukon Water Board in September 2009. Issuance of this license is necessary to enable commencement of mine and mill operations once construction is completed, and is expected to occur in the first half of calendar 2010 and prior to the planned mine and mill operations start-up date.

In August 2009, Alexco began preparing the planned Bellekeno mill site for construction, and by the end of September had completed pouring the concrete and laying the foundations for the mill. Alexco is therefore now in position to continue construction of the mill through winter, assuming the Quartz Mining License is issued.

Other Keno Hill District Properties

Surface drilling within the Keno Hill district under the summer 2009 exploration program commenced in June, initially with two diamond drills and then a third added in August, and comprised a total of 7,930 meters of drilling including those drilled in the Bellekeno area as noted above. At the Lucky Queen property, a total of 12 holes were drilled along strike and down plunge of prior identified high grade mineralization, the results from which were disclosed in news releases dated October 15, 2009 entitled “Alexco Announces Additional 2009 Drill Results at Keno Hill: Drilling at Lucky Queen Intersects 1.35 meters of 202.3 Ounces per Ton Silver”, and November 3, 2009 entitled “Alexco Announces Additional 2009 Drill Results from Lucky Queen, Keno Hill District: Drilling Intersects 4.23 meters of 61.8 Ounces per Ton Silver”. Other drilling included previously untested covered targets located approximately 450 meters along strike from the Keno 700 gold-enriched deposit, testing of the Bermingham area along strike of the historic Hector Calumet mine, and drilling in the area of the historic Silver King mine. Initial results from the Keno 700 drilling were disclosed in a news release dated November 5, 2009 entitled “Alexco Announces Additional 2009 Drill Results, Keno Hill District, Yukon: Keno 700 Drilling Intersects 1.03 Meters of 18.48 g/t Gold”.

In addition to diamond drilling, a sonic drill was mobilized to the Keno Hill district in September and completed 283 holes sampling the historic tailings located adjacent to the Elsa town site. According to historical records, a total of approximately 4.6 million tons of tailings containing residual silver from the Elsa concentrator were deposited in the Elsa tailings facility. In conjunction with drill testing, a metallurgical testing program has been planned to assess the metallurgical characteristics of the silver bearing tailings.

Brewery Creek Property

In August 2009, the Corporation entered into an option agreement with a third party under which the third party has been granted exclusive rights to earn up to a 75% interest in the Brewery Creek property other than with respect to barite deposits, and earn a 50% interest in any barite deposits located on the property. The third party can earn the full 75% interest in the property excluding barite deposits by incurring aggregate non-barite-related exploration and development expenditures of at least $6 million and completing a non-barite bankable feasibility study by December 31, 2014. If the third party earns its full 75% interest, the Corporation will have a one-time option to claw back a 10% interest by paying a cash amount equal to 2.5 times the third party’s non-Barite related expenditures in excess of $4 million. The third party can earn the 50% barite interest by incurring $1 million in barite-related exploration expenditures by December 31, 2012, subject to the condition that it has also incurred at least $3.5 million in expenditures towards the non-barite interest.

Consulting Services

The Corporation operates an environmental consulting business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Access Mining Consultants Ltd. (“Access”), Alexco Resource U.S. Corp. and, with respect to services provided in the Keno Hill district including under the Subsidiary Agreement, Elsa Reclamation & Development Company Ltd. (“ERDC”), the Corporation provides management of the regulatory and environmental permitting process, environmental assessments and reclamation and closure planning. The Corporation also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Results of operations for the consulting group in F2010-Q1 were generally consistent with F2009-Q1. Revenues were $1,512,000 for F2010-Q1 compared to $1,537,000 for F2009-Q1, while gross profit for F2010-Q1 was $479,000 for a margin of 31.7%, compared to $518,000 and a margin of 33.7% in F2009-Q1.

General, Administration and Corporate

General and administrative expenses were $1,426,000 in F2010-Q1, compared to $1,567,000 for the same period in 2008, with the decrease attributed primarily to lower expenditures on investor relations activities, partially in response to the general market turmoil experience over the past year and partially as the Corporation focused on the Bellekeno development plan and resource estimate update, and lower professional fees, partially offset by increased salaries and contractor costs.

Interest income was $8,000 in F2010-Q1 compared to $90,000 in F2009-Q1, with the decreased due primarily to significantly lower market yields on low-risk financial instruments such as bankers’ acceptances.

Outlook

With respect to Bellekeno and as discussed above, Alexco has now completed a positive Development Plan for the Bellekeno mine, and the board of directors has approved initiation of construction activity with the objective of achieving commercial production at Bellekeno during calendar 2010. Alexco also anticipates issuance by the Yukon Government of a Quartz Mining License for the Bellekeno mine in the very near future and prior to the end of calendar 2009. Alexco is currently in the process of negotiating key contracts for mine construction and operation, including for engineering and procurement and for a mining contractor, and will shortly begin placing orders for mine plant and equipment.

With respect to the economic climate, prices for silver, lead and zinc, being the primary metals found in the Bellekeno resource in particular and within the Keno Hill district historically, have remained strong in the second half of calendar 2009 and particularly from early September and continuing through the current date, and consensus analyst commodity price forecasts remain cautiously optimistic. Though the high volatility of markets in the past year has increased project development risk generally, the impact is less significant for a high-grade primary silver resource such as Bellekeno, and is further mitigated by the Corporation’s silver purchase agreement with Silver Wheaton which is expected to provide a significant portion of the capital required to bring the Bellekeno mine into production. Nonetheless, the Corporation remains exposed to development risk with respect to Bellekeno, including but not limited to adverse changes in the estimated capital and operating costs, local geotechnical risks in the underground operation and the availability of additional finance should the capital requirements exceed current estimates.

With respect to the summer 2009 exploration program for the Keno Hill silver district properties, including the evaluation of the historic Elsa tailings, Alexco expects to continue releasing results over the course of the next several months as assay results are received and data analysis and interpretation is completed.

With respect to its consulting services group, the Corporation remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with Government and in accordance with the Subsidiary Agreement, and continues to service its private sector client base in the Yukon through Access. Similarly, the Corporation intends to continue expanding its environmental services activities, both in the Yukon and Northwest Territories as it leverages recent increases in staff with environmental, permitting and management expertise, and in the United States and elsewhere as it realizes the benefits of business development efforts undertaken over the past year.

The Corporation notes that the volatile economic climate could potentially limit opportunities to expand, or may even reduce, its environmental services activities. However, a significant component of the services performed for clients are required by regulation and are not optional expenditures. While the degree of uncertainty is relatively high, management’s best estimate is that the current economic climate will not have a significant adverse impact in the near term on the consulting services group.

Summary of Quarterly Results

Key financial information for the first quarter of the 2010 fiscal year as well as the quarters spanning the two most recent fiscal years is summarized as follows, reported in thousands of dollars except for per share amounts:

(unaudited) Period	Revenue	Gross Profit (Loss)	Net Loss	Loss per Share (Basic and Fully Diluted)	Expenditures on Mineral Properties and Deferred Exploration
F2008-Q1 F2008-Q2 F2008-Q3 F2008-Q4 F2008 Total F2009-Q1 F2009-Q2 F2009-Q3 F2009-Q4 F2009 Total F2010-Q1	1,388 1,719 1,296 1,333 5,736 1,537 1,557 1,242 1,482 5,818 1,512	449 264 121 229 1,063 518 258 259 (646) 389 479	(481) (605) (1,401) (1,481) (3,968) (659) (5,017) (1,730) (2,167) (9,573) (722)	($0.01) ($0.02) ($0.04) ($0.04) ($0.11) ($0.02) ($0.13) ($0.04) ($0.05) ($0.24) ($0.02)	3,788 3,029 2,373 4,640 13,830 6,287 6,602 5,589 6,467 24,945 3,642

The net losses in F2008-Q3 and F2009-Q3 are each significantly affected by stock-based compensation expense recognitions of $520,000 and $507,000 respectively. The reduced gross margins in F2008-Q2, F2008-Q3 and F2008-Q4 reflect the combination of the cost-share impact and cost increases realized under the Subsidiary Agreement contract. The reduced gross margins in F2009-Q2 and F2009-Q4 reflect estimated provisions recorded in those quarters for losses under the Subsidiary Agreement contract of $120,000 and $1,030,000 respectively. The net losses of each of F2008-Q3 and F2009-Q3 reflect costs associated with the Corporation’s annual awards of cash bonuses and incentive stock option grantings to its employees. The net loss in F2008-Q4 reflects increased general and administrative expenses, including professional fees, as well as an increase in the future income tax valuation allowance arising from losses for tax purposes generated within the consulting group subsidiaries. The net loss in F2009-Q2 reflects the impact of increased professional fees relating to the Silver Wheaton agreement and impairment write-downs recorded that quarter of $852,000 in respect of intangible assets, $2,430,000 in respect of the Brewery Creek mineral property and $917,000 in respect of goodwill, partially offset by future income tax recoveries totaling $931,000. The increased mineral property and deferred exploration expenditures in F2009-Q1 through F2009-Q4, and in part F2008-Q4, reflects the commencement of development of the underground decline and the initiation of the underground drill program at the Bellekeno property.

Liquidity and Capital Resources

At September 30, 2009, the Corporation had cash and cash equivalents of $8,189,000. The Corporation’s net working capital plus the unexpended balance of Silver Wheaton deposit payments included in current restricted cash and deposits totaled $8,454,000, of which $961,000 was restricted to being available only for expenditure on the Bellekeno property under the silver purchase agreement with Silver Wheaton.

The Corporation has no investments in asset backed commercial paper and faces no known liquidity issues in any of its investments.

Cash used in operating activities was $594,000 in F2010-Q1 versus $5,000 in F2009-Q1, with the increased use of cash in the current quarter attributed primarily to a reduction in accounts payable and accrued liabilities relative to the comparative quarter, offset partially by lower expenditures on asset retirement obligations in the current quarter and a relatively greater increase in accounts and other receivables in the comparative quarter. Cash used in investing activities was $1,682,000 in F2010-Q1 versus $6,387,000 in F2009-Q1, primarily in respect of expenditures on mineral properties and deferred exploration and related property, plant and equipment purchases, and with respect to the Keno Hill district in particular. Such expenditures in the current quarter, however, were significantly offset by the decrease in restricted cash and deposits as funding for the Bellekeno expenditures was drawn from the Silver Wheaton deposit cash.

Under the silver purchase agreement with Silver Wheaton, the Corporation is to receive deposit payments totaling US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. The agreement also provides that prior to the commencement of commercial production, all deposit payments received from Silver Wheaton can only be expended on the development and construction of the Bellekeno mine, being one of the Corporation’s Keno Hill district properties.

Under the agreement, the deposit balance is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of deposit payments received and not yet reduced if Silver Wheaton exercised its right to terminate the agreement in an event of default by the Corporation, which would include a failure to meet certain Bellekeno mine construction milestones. The Corporation will be required to refund a pro-rata portion of the balance of the deposit not yet reduced to the extent the Bellekeno mine has not achieved a production rate of 400 tonnes of ore per day by December 31, 2013.

An initial deposit payment under the agreement of US$15 million (C$18,210,000) was received by the Corporation in December 2008 and recorded in restricted cash and deposits. The remaining US$35 million is paid on a monthly draw-down basis to fund the Bellekeno mine infrastructure and processing facility construction costs, subject to certain conditions including the Corporation having sufficient committed funds available to complete construction and achieve production within specified time frames.

The Corporation currently has sufficient capital resources to service the working capital requirements of its consulting services business and its corporate offices and administration for at least the next 12 month period. It also has sufficient capital resources to initiate construction activity with respect to the Bellekeno mine. However, to continue the long-term exploration and development of its mineral properties and bring any of them into commercial production, even with allowance for receipt of the remaining Silver Wheaton deposit payments of US$35 million for construction of the Bellekeno mine, the Corporation will require additional funding.

The Corporation has historically obtained its main source of funding from equity issuances, though will consider all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. Particularly in the current economic environment, there can be no assurance of continued access to finance, including project debt finance for Bellekeno as well as new equity capital, in the future, and an inability to secure such finance may require the Corporation to substantially curtail and defer its planned exploration activities.

Share Data

As at the date of this MD&A, the Corporation has 43,289,586 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 3,848,100 and 1,884,689 common shares respectively.

Use of Financial Instruments

The majority of the Corporation’s cash and cash equivalents at September 30, 2009 were held in the form of bankers’ acceptances, with the balance held in the form of demand deposits. The Corporation’s restricted cash and deposits were held in the form of bankers’ acceptances and term deposits. The Corporation’s only other financial instruments were its trade and other accounts receivable and its accounts payable and accrued liabilities.

All bankers’ acceptances held at September 30, 2009 carried initial maturity periods of three months or less, and their fair values have been estimated by the Corporation by making reference to published yields for such instruments. All term deposits held at September 30, 2009 are included in long term restricted cash, though as individual financial instruments carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. Given their short term nature and low investment risk, the Corporation has estimated that the carrying amounts of the term deposits approximate their fair values. The carrying amounts of the Corporation’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values. The Corporation holds no derivative instruments, and has not employed any hedging activities.

Substantially all of the Corporation’s cash, demand deposits, bankers’ acceptances and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables, and the Corporation’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables, and has increased its focus on credit risk given the impact of the current economic climate on its customer base. The Corporation considers the risk of loss to be significantly mitigated due to the financial strength of the Corporation’s major customers, which include government organizations as well as substantial corporate entities. As at September 30, 2009, no material provision had been recorded in respect of impaired receivables.

The Corporation currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties are located, and significantly all of its revenue is earned, in Canada. Should the Corporation be successful in its efforts to increase the consulting services provided in the US market, its exposure to exchange rate risk would accordingly be increased. The Corporation’s exposure to exchange rate risk will also increase as deposit advances are received under the Silver Wheaton silver purchase agreement, and as it develops and constructs any mines at Bellekeno or any other of its mineral properties.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Related Party Transactions

During the three month period ended September 30, 2009, the Corporation incurred $24,000 (2008 – $24,000) in respect of rent of office space under an agreement with Access Field Services, a company owned by certain individuals who are executive officers of the Corporation and its subsidiary Access. At September 30, 2009, accounts payable and accrued liabilities include $5,000 due to Access Field Services (June 30, 2009 – $nil).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action.

The critical accounting estimates used in preparing the Corporation’s financial statements are listed below.

Mineral Properties and Deferred Exploration Costs

The Corporation records its interests in mineral properties at cost. Exploration expenditures relating to mineral properties that the Corporation has acquired, or has the right to acquire, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned. Grassroots exploration expenditures, incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property, are expensed.

Management of the Corporation reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

In recognition of the completion of the Development Plan as discussed above, management carried out an impairment review of the carrying amount of the Bellekeno property, and based on that review concluded that the carrying amount is not impaired. Management also concluded that with respect to Alexco’s other mineral properties, as at September 30, 2009 there had been no events or changes in circumstances since the last impairment review which indicated that any of their carrying amounts may not be recoverable. Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to significant risks and uncertainties that may affect the determination of the recoverability of mineral property and deferred exploration costs. Although management has used its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows to be generated from its properties.

Asset Retirement Obligations

The Corporation’s asset retirement obligations (“ARO”) relate to expected reclamation and closure activities at its mineral properties. The ARO are accreted to full value over time through periodic accretion charges. Evaluations of the ARO at each mineral property are based on formal reviews which are conducted annually at a minimum and otherwise upon the occurrence of significant new events or changes in circumstances. The Corporation prepares estimates of the timing and amount of expected cash flows associated with its ARO, retaining independent advisors where considered appropriate. The carrying amounts of its ARO are measured by discounting the expected cash flows using an appropriate interest rate.

At September 30, 2009, the Corporation’s ARO totaled $747,000, comprised of $295,000 relating to reclamation obligations arising from the development of the underground decline at the Bellekeno property, and $452,000 relating to reclamation and closure activities at the Brewery Creek property including site reclamation and facilities removal and post-closure monitoring.

Approximately two thirds of the Brewery Creek ARO costs pertain to post-closure monitoring expected to span roughly the next ten years, with the balance pertaining to site reclamation and facilities removal expected to be completed within the next two years. The Corporation has determined the Brewery Creek ARO based on an evaluation report prepared by independent advisors. In accordance with Canadian GAAP, the Corporation has used the various classifications of probability within that report to determine the fair value of the ARO. The report included identification of additional contingent mitigation measures that might potentially be required, assessing the likelihood of such measures being required as “possible”, “unlikely” or “very unlikely”. The ARO recorded in respect of Brewery Creek at September 30, 2009 of $452,000 materially provides for all planned activities plus all contingent mitigation measures with an assessed likelihood of “possible” and “unlikely”. In the highly unlikely event that all identified contingent mitigation measures should be required, including those with an assessed likelihood of “very unlikely”, this Brewery Creek ARO would need to be increased to approximately $2.3 million.

The Bellekeno property ARO has been determined by the Corporation based on evaluations and estimations prepared internally. Given the relatively limited nature of underground development currently under way at Bellekeno, the Corporation considers it very unlikely that actual reclamation expenditure requirements will be materially greater than the ARO as currently recorded.

Management’s determination of the Corporation’s ARO is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the Corporation’s ARO may therefore vary materially from those anticipated by the ARO currently recognized in its balance sheet, and periodic re-evaluations of that ARO may result in material changes to its balance.

Intangible Assets

Intangible assets are recorded at cost less accumulated amortization. Amortization for patents is calculated on a straight-line basis over their estimated useful lives. The Corporation assesses the recoverability of definite life intangible assets if there are indications of impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. When the carrying value of an intangible asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

As at September 30, 2009, management concluded that there had been no events or changes in circumstances since the last impairment review which indicated that the carrying amount of any of its intangible assets was impaired.

Revenue Recognition

Revenue from all consulting services is recognized under the proportional performance method based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Where the Corporation commits to provide service deliverables under a fixed price contract, estimated costs remaining to complete the contract are regularly reviewed and full provision is made immediately for any anticipated loss. Recognition of all revenue is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out environmental care and maintenance activities at various sites in the Keno Hill district during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill district closure reclamation plan, for annual fees based on an annually-determined fixed fee benchmark adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. That the portion of the annually-determined fee benchmark which is billable each year by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities. The total amount of estimated care and maintenance fees over the remaining anticipated care and maintenance period is recognized as revenue over that period on a straight-line basis. The Corporation could incur significant costs over the period it undertakes such care and maintenance activities, particularly if acceptance and approval of the closure reclamation plan and commencement of reclamation activities should be significantly delayed.

Each quarter, management reviews its estimates of when the care and maintenance period will end, and the fees ERDC will bill and the care and maintenance costs it will incur over the remainder of that period. Any resulting increase or reversal of the Corporation’s consulting services contract loss provision is charged or credited to consulting costs.

Stock Options and Warrants

The Corporation accounts for stock options at fair value. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred exploration costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model. Determining the inputs required for option pricing models requires highly subjective assumptions including the expected price volatility and the expected life of the option or warrant. Changes in these subjective inputs can materially affect the result, and therefore any such model does not necessarily provide a reliable single measure of fair value.

Future Income Taxes

The Corporation uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is estimated and recorded.

Changes In and Initial Adoption of Accounting Policies

Under Canadian GAAP, the Corporation has been required to adopt certain new and revised accounting standards for interim and annual financial statements relating to its 2010 fiscal year commencing July 1, 2009.

For interim and annual financial statements relating to its fiscal year commencing July 1, 2009, the Corporation adopted the new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. This Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition, and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings. The adoption of this standard has had no impact on the Corporation’s financial statements.

For interim and annual financial statements relating to its fiscal year commencing July 1, 2011, the Corporation will be required to adopt new CICA Accounting Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Handbook Section 1582 replaces existing Handbook Section 1581 “Business Combinations”, and Handbook Sections 1601 and 1602 together replace Handbook Section 1600 “Consolidated Financial Statements”.

Handbook Sections 1582, 1601 and 1602 collectively require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests to be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Corporation has not yet determined the effect if any that the adoption of these new standards will have on its financial statements.

Adoption of International Financial Reporting Standards

Under a pronouncement issued by the Canadian Accounting Standards Board in February 2008, effective for its fiscal year commencing July 1, 2011 the Corporation will be required to adopt International Financial Reporting Standards (“IFRS”) in replacement of Canadian GAAP, including restatement of amounts reported for comparative purposes.

Management is in the process of developing its IFRS changeover plan, included identifying and prioritizing areas of differences between Canadian GAAP and IFRS that will be significant for Alexco, and has initiated training for key personnel who will be involved in both the development and execution of the plan. Significant areas of difference that have been identified to date include property, plant and equipment, asset retirement obligations, exploration for and evaluation of mineral resources, impairment of long-lived assets and translation of transactions denominated in foreign currencies, as well as the transitional provisions of IFRS 1, “First-time Adoption of International Financial Reporting Standards”. As the development and execution of the changeover plan progresses, Alexco will provide additional insight into the expected impact of the transition to IFRS on its financial reporting, information technology and data systems, internal control over financial reporting, disclosure controls and procedures and business activities. The impact of transition to IFRS on the Corporation’s financial reporting has not yet been determined.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Corporation’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended September 30, 2009, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to the Corporation’s business activities. Such risk factors could materially affect the Corporation's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Corporation's business and operations.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long term viability of the Corporation and its operations.

Keno Hill District

While the Corporation has conducted exploration activities in the Keno Hill district, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill district has been one of fluctuating fortunes, with new technologies and concepts reviving the district numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out environmental care and maintenance activities at various sites in the Keno Hill district during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill district closure reclamation plan, for annual fees based on an annually-determined fixed fee benchmark adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. That the portion of the annually-determined fee benchmark which is billable each year by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities. The Corporation could incur significant costs over the period it undertakes such care and maintenance activities, particularly if acceptance and approval of the closure reclamation plan and commencement of reclamation activities should be significantly delayed.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of the Corporation, including development activities, commencement of production on its properties and activities associated with the Corporation's mine reclamation and remediation business, require permits or licenses from various federal, territorial and First Nation governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Corporation may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including but not limited to the Bellekeno mine project.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with the Corporation could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on the Corporation. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Consulting Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for the Corporation's services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for the Corporation's services.

Two of the Corporation’s customers, including Government, accounted for a combined 71% of revenues in the 2009 fiscal year (58% in fiscal 2008). The loss of, or a significant reduction in the volume of business conducted with, either or both of these customers could have a significant detrimental effect on the Corporation’s environmental consulting services business.

The patents which the Corporation owns or has access to or other proprietary technology may not prevent the Corporation's competitors from developing substantially similar technology, which may reduce the Corporation's competitive advantage. Similarly, the loss of access of any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to the Corporation's reclamation and remediation business.

The Corporation may not be able to keep pace with continual and rapid technological developments that characterize the market for the Corporation's mine reclamation and remediation services and the Corporation's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Corporation to change the way it conducts its business.

Potential Profitability Of Mineral Properties Depends Upon Factors Beyond the Control of the Corporation

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation’s control. For instance, world prices of and markets for gold and silver are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Corporation.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for the Corporation’s projects.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. The Corporation has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.

Capitalization and Commercial Viability

The Corporation will require additional funds to further explore, develop and mine its properties. The Corporation has limited financial resources, and there is no assurance that additional funding will be available to the Corporation to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. In addition, while the Corporation intends to draw upon the remaining US$35 million Silver Wheaton deposit amount to fund the construction and development of the Bellekeno mine, there remains a risk that Silver Wheaton will be unable or unwilling to pay such funds. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General Economic Conditions May Adversely Affect Our Growth and Profitability.

The recent unprecedented events in global financial markets have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, a lack of market liquidity. If the current turmoil and volatility levels continue it may adversely affect the Corporation's growth and profitability. Specifically:

  the global credit/liquidity crisis could impact the cost and availability of financing and the Corporation’s overall liquidity;

  the volatility of silver prices could impact the Corporation’s revenues, profits, losses and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Corporation’s operating costs; and

  the devaluation and volatility of global stock markets could impact the valuation of the Corporation’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Cautionary Statement on Forward-Looking Statements

This MD&A contains “forward-looking statements” concerning the Corporation's anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not otherwise comply with NI 43-101, using the historical terminology, if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and if so includes an explanation of the differences; and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning certain of the Corporation’s properties described herein.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.